Exhibit 99.62

Volaris Reports March 2017 Traffic Results, Passenger Growth of 8%

MEXICO CITY--(BUSINESS WIRE)--April 5, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports March 2017 and year-to-date preliminary traffic results.

During first quarter and March 2017, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 16.8% and 7.9% year over year, respectively. Total demand, as measured in Revenue Passenger Miles (RPMs), for first quarter and March 2017 increased 14.4% and 7.4% year over year, respectively. It is important to note that March 2016 traffic numbers include high season traffic of Holy and Easter weeks, as opposed to 2017 in which such high season weeks will be in April.

Volaris transported a total of 4.0 million passengers during the first quarter of 2017, an increase of 15.6% year over year. During March 2017, Volaris transported over 1.3 million passengers, an increase of 8.1% year over year.

First quarter 2017, Volaris increased domestic and international ASMs by 12.8% and 26.2%, respectively. Network load factor for the first quarter and March 2017 reached 83.2% and 85.1%, respectively. During March 2017, Volaris launched two domestic routes (Cozumel – Guadalajara and Guadalajara – Oaxaca) and three international routes (Guatemala City – Mexico City, Los Angeles, California – Oaxaca and Guadalajara – San Bernardino, California). Additionally, Volaris started to operate three international routes (Houston – Mexico City, New York City (JFK) – Mexico City and Guadalajara – Milwaukee).

With these March 2017 and year-to-date preliminary traffic results, Volaris confirms its stated Adjusted EBITDAR margin guidance in the high teens for the first quarter 2017, reflecting an average exchange rate of Ps.20.39, and average economic price per gallon of USD $1.82.

The following table summarizes Volaris traffic results for the month and year-to-date.

	March 2017	March 2016	Variance	Three months ended March 2017	Three months ended March 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	869	821	5.9%	2,598	2,317	12.1%
International	379	341	11.0%	1,186	989	19.9%
Total	1,248	1,162	7.4%	3,784	3,306	14.4%
ASMs (in millions, scheduled & charter)
Domestic	998	957	4.3%	3,080	2,730	12.8%
International	471	404	16.5%	1,467	1,162	26.2%
Total	1,469	1,361	7.9%	4,547	3,892	16.8%
Load Factor (in %, scheduled)
Domestic	87.1%	85.8%	1.3 pp	84.3%	84.9%	(0.6) pp
International	80.7%	84.4%	(3.7) pp	80.9%	85.1%	(4.2) pp
Total	85.1%	85.4%	(0.3) pp	83.2%	85.0%	(1.8) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,053	978	7.7%	3,144	2,743	14.6%
International	261	237	10.0%	820	687	19.4%
Total	1,314	1,215	8.1%	3,964	3,430	15.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 162 and its fleet from four to 68 aircraft. Volaris offers more than 297 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net